ZEC, Inc.

1002 North Central Expressway, Suite 495

Richardson, Texas  75080

(214) 676-5475

February 5, 2016

Jay Ingram

Legal Branch Chief

Office of Manufacturing & Construction

U.S. Securities & Exchange Commission

Washington, DC  20549

Re:

ZEC, Inc.

Amendment No. 1 to Registration Statement on Form 10

Filed on December 28, 2015

File No. 000-55554

Dear Mr. Ingram:

In response to your letter dated January 21, 2016, we reply below using your comment numbers.

1.

We have revised our disclosure adding a section on the JOBS Act under Item 1.

2.

We have revised Item 1 to include paragraphs headed “Recent Sales” and “Sales Strategy” to disclose the current state of our business and how we sell our products.

3.

We have revised the Risk Factor discussing government regulations to clarify that these regulations do not burden our business because our products do not contain hazardous materials. Rather, these regulations provide our business opportunity.

4.

We have revised our section on compensation to show that we have one employee, our CEO.

5.

We have revised and expanded the section on Liquidity under Item 2 to provide the additional detail requested.  Have also revised the section on shareholder dilution under Risk Factors to disclose the convertible note offering in progress.

6.

We have corrected the referenced statement under Results of Operations.

7.

We have revised and expanded Mr. Layton’s resume and we have also revised Mr. Pleus’ resume to note that he was a registered representative with Bedminster.

8.

We have revised our compensation table and the information contained in it as requested.

9.

Item 7, Certain Relationships, has been revised to omit the reference to Mr. Pleus.

10.

Item 7 has also been revised to state that Mr. Fulgate is an independent director and the basis for this determination.

11.

Item 10, Recent Sales, has been revised to show that the 1,000,000 shares issued in 2014 were issued to 10 persons including Mr. Zecevic, no one of which holds 5% or more of the company.

12.

As noted above, Mr. Zecevic’s shares were included in the 1,000,000 and are not in addition to it.

13.

We have noted the updating requirements of Rule 8-8. We will amend our Form 10 to include the audited financial statements for the year ended December 31, 2015 as soon as they are available and we understand our future filing obligations including the obligation to file Forms 10-K and 10-Q.

14.

Our future financial statements will omit references to us as a development stage company.

15.

The error in our statement of cash flows for the nine months ended September 30, 2015 has been corrected.

16.

We have revised Footnote 2 in our financial statements for the period ended September 30, 2015 (and we will revise this footnote in future financial statements) to disclose our accounting policy for revenue recognition.

17.

The Second Amended Plan of Reorganization was the Plan confirmed by the Court. We have clarified this by captioning the Plan, “Debtor’s Second & Final Amended Joint Plan of Reorganization.”

The Company further acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ E. Thomas Layton

E. Thomas Layton

CEO of ZEC, Inc.